Kevin Kelley Direct: +1 212.351.4022 Fax: +1 212.351.5322 KKelley@gibsondunn.com

June 26, 2013

VIA EDGAR CORRESPONDENCE

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.,

Washington, D.C. 20549-3561

Attention:	Mr. John Reynolds - Assistant Director
Ms. Nasreen Mohammed
Mr. Raj Rajan

Re:	Ambev S.A.

Amendment No. 2 to Draft Registration Statement on Form F-4

Confidential Submitted on June 20, 2013

File: 377-00131

CIK No. 0001565025

By letter dated June 6, 2013 (the “Second Comment Letter”), the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) advised in its comment no. 4 that it was continuing to evaluate the response submitted to the Staff by Ambev S.A. (“Newbev” or the “Company”) on May 21, 2013 with respect to the Staff’s prior comment no. 20 that had been issued by the Staff in a comment letter dated April 16, 2013 (the “Original Comment Letter”), in respect of the Company’s draft registration statement on Form F-4 (the “Form F-4”) that the Company first submitted to the Staff on March 20, 2013.

By letter dated June 20, 2013, the Company provided supplemental support to its May 21 response to Staff comment no. 20 contained in the Original Comment Letter, and now, as a follow-up to the Company’s May 21 and June 20 responses to Staff comment no. 20, the Company wishes to provide some additional information as set forth below.

As mentioned in the Company’s May 21 and June 20 responses to Staff comment no. 20 contained in the Original Comment Letter, we confirm that the financial statements of Companhia de Bebidas das Américas – Ambev (“Ambev” and, together with the Company, the “Companies”), the target of the Stock Swap Merger described in the Form F-4, did not reflect the purchase accounting adjustments recognized by its controlling shareholder, Anheuser-Busch InBev N.V./S.A. (“ABI”), upon ABI’s acquisition of a controlling interest in Ambev in 2004, because IFRS does not allow push down accounting.

United States Securities and Exchange Commission

Mr. John Reynolds

June 26, 2013

The transfer of ABI’s interests in Ambev to Newbev, a wholly-owned subsidiary of ABI, is being accounted for by Newbev as a transfer between entities under common control, using the historical cost basis of ABI in its indirect subsidiary, Ambev, and not as a result of applying push down accounting. We respectfully refer the Staff to our June 20 response to Staff comment no. 4 contained in the Second Comment Letter, which response further describes the IFRS accounting that is being applied to this common control transfer. For the Staff’s ease of reference we have reproduced below our June 20 supplemental response along with Staff comment no. 4 contained in the Second Comment Letter:

4. We are continuing to evaluate your response to our prior comment 20 and the related issues. We may have further comments upon completion of our review.

Based on the discussions between Ms. Catherine Samsel of PricewaterhouseCoopers and Mr. Raj Rajan of the Staff, the Companies wish to provide additional information related to its May 21 response to Staff comment no. 20 of the Original Comment Letter.

There is currently no guidance in the International Financial Reporting Standards regarding the accounting treatment for combinations among entities under common control. When there is no specifically applicable standard or interpretation, International Accounting Standard (“IAS”) no. 8 requires management to develop a policy that is relevant to the decision-making needs of the user and that is reliable. The entity first considers requirements and guidance in other international standards and interpretations dealing with similar issues, and then the content of the Conceptual Framework of the International Accounting Standards Board (the “IASB”). Management may then consider the pronouncements of other standard-setting bodies that use a conceptual framework to the IASB’s as long as they do not conflict with the IASB’s sources of guidance [IAS no. 8, paragraphs 10-12].

The Companies believe that predecessor accounting is the most appropriate accounting to follow for this common control transfer. This is in line with certain other generally accepted accounting principles, such as those of the U.S. (“USGAAP”) and the U.K., that permit predecessor accounting to be used for group reconstructions and other common control transactions. The method to be applied by Newbev will incorporate results of operations and balance sheet of the acquired entity (i.e., Ambev) as if both entities (acquirer and acquiree) had always been combined. The numbers from the highest level of common control are normally used in predecessor accounting.

United States Securities and Exchange Commission

Mr. John Reynolds

June 26, 2013

The Companies note that the accounting that they plan to adopt with regard to this common control transfer is consistent with the guidance in USGAAP ASC 805-50-30-5. Such guidance provides:

When accounting for a transfer of assets or exchange of shares between entities under common control, the entity that receives the net assets or the equity interests shall initially measure the recognized assets and liabilities transferred at their carrying amounts in the accounts of the transferring entity at the date of the transfer. If the carrying amounts of the assets and liabilities transferred differ from the historical cost of the parent of the entities under common control, for example, because pushdown accounting had not been applied, then the financial statements of the receiving entity shall reflect the transferred assets and liabilities at the historical cost of the parent of the entities under common control.

We appreciate in advance your time and attention to our supplemental information regarding Staff comment no. 20 of the Original Comment Letter. Should you have any additional questions or comments, please feel free to call me at +1 212-351-4022.

Sincerely,

/s/ Kevin W. Kelley
Kevin W. Kelley

KWK/FA

cc: Nelson José Jamel - Chief Financial Officer